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DWS Investment Management Americas, Inc. 100 Summer Street Boston, MA, 02110 USA
Diane KenneAlly Diane.kenneally@dws.com +1 617 295 3625

April 30, 2025

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mindy Rotter

Re: SEC Sarbanes-Oxley Review of the DWS and Xtrackers Family of Funds

Dear Ms. Rotter:

Thank you for your comments received via a conference call held on April 1, 2025 regarding certain reports for the DWS and Xtrackers Family of Funds. We have considered your comments and our responses are set forth below.

Comment 1.	With respect to DBX ETF Trust’s (the “Trust”) unitary fee structure, whereby DBX Advisors LLC (“DBX Advisors”) is obligated to pay the service providers on behalf of the funds in the Trust, please confirm that (i) DBX Advisors is current with all payments to the service providers pursuant to the agreement; and (ii), the Funds’ agreements with service providers filed with the Securities and Exchange Commission includes a provision that the funds are obligated to pay the service providers.
Response 1.	With respect to the Trust’s unitary fee structure, we can confirm that DBX Advisors is in compliance with the centrally established processing timelines of DWS for payments to service providers and that the Trust’s agreements with service providers filed with the SEC include a provision that the funds are obligated to pay the service providers.
Comment 2.	With respect to the Annual Financial Statements and Other Information report dated August 31, 2024 for the Xtrackers Emerging Markets Carbon Reduction and Climate Improvers ETF “the Fund”, the staff noted disclosure in the Notes to the Financial Statements for a trade error and reimbursement related to a trade executed incorrectly. Explain in correspondence the events that led to the trade error, the time-period between such error and the subsequent identification of the error. Confirm procedures have been implemented to minimize the reoccurrence of this type of error. In addition, please confirm that no shareholder account reprocessing was required in connection with the error.
Response 2.	On February 26, 2024, the DWS Trading Desk experienced a technical issue executing a FX trade and was unable to separate a BRL trade from the rest of the FX orders sent to an execution broker on FX Connect and missed the cut-off time. As a result, the trade was placed at the market open the next day at a less favorable rate resulting in a loss of $1,353.95. The loss was reimbursed to the Fund by DBX Advisors on March 13, 2024. Procedures were amended to no longer route BRL FX trades to that broker to minimize the reoccurrence of this type of error. We confirm that no shareholder account reprocessing was required in connect with the error.
Comment 3.	With respect to the Form N-CSR filing as of August 31, 2024 for the Deutsche DWS Global/International Fund, Inc., series DWS ESG International Core Equity Fund, please confirm responses in Item 10, Remuneration Paid to Directors, Officers, and Others of Open-End Management Investment Companies, has been provided in Item 7. Please provide responses to Item 10 in correspondence and confirm the information requested will be included in future filings.
Response 3.	We can confirm the aggregate remuneration paid by the Fund to Directors and Officers is disclosed as part of the Annual Financial Statements and Other Information which is included in Item 7 of Form N-CSR. The Fund paid retainer fees to each Director not affiliated with the investment advisor (DWS Investment Management Americas, Inc. (“DIMA”)), plus supplemental retainer amounts to the Board Chairperson and to each committee Chairperson. During the year ended August 31, 2024, as provided in the Statement of Operations, the Fund paid fees of $2,314 to the Directors not affiliated with the DIMA.
Comment 4.	With respect to the Report of Independent Registered Public Accounting Firm included in the Annual Financial Statements and Other Information report as of May 31, 2024 for the Xtrackers California Municipal Bond ETF, Xtrackers MSCI All World ex US High Dividend Yield Equity ETF, Xtrackers MSCI EAFE High Dividend Yield Equity ETF and Xtrackers Municipal Infrastructure Revenue Bond ETF, the opinion incorrectly references six of the funds which are series of DBX ETF Trust, which did not agree with the table provided. Please provide an amended Form N-CSR with an updated Report of Independent Registered Public Accounting Firm.
Response 4.	The opinion has been updated and an amended Form N-CSR will be filed.

If you have any questions, please feel free to contact me at (617) 295-3625.

Very truly yours,

/s/ Diane Kenneally

Diane Kenneally,

Principal Financial Officer, DWS and Xtrackers Family of Funds